

07005114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44516 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park 997 San Roberto Street, Suite 901
(No. and Street)

San Juan (City) P.R. (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

American International Plaza
250 Munoz Rivera Ave., Suite 1100 (Address) Hato Rey (City) P.R. (State) 00918 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
MAR 6 2007
WASH, D.C.
202
SECTION


**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 5123



JUAN D. BERRIOS
FIDE
ABOGADO NOTARIO


Notary Public

Signature

SVP - Principal
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

## Independent Auditors' Report

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statement of financial condition of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007

Stamp No. 2155955 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

**ORIENTAL FINANCIAL SERVICES CORP.**
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Financial Condition

December 31, 2006

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,678,933 |
| Deposit with clearing organization | | 50,000 |
| Receivables from broker-dealers and other | | 266,222 |
| Securities owned – at fair value | | 243,406 |
| Prepaid expenses and other assets, including prepaid income tax of $104,237 | | 163,563 |
| Property and equipment, net of accumulated depreciation of $804,184 | | 56,198 |
| Total | $ | 5,458,322 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 111,110 |
| Due to affiliate | | 52,396 |
| Total liabilities | | 163,506 |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 4,739,861 |
| Retained earnings | | 553,955 |
| Total stockholder's equity | | 5,294,816 |
| Total | $ | 5,458,322 |

See accompanying notes to financial statements.

## ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Income

Year ended December 31, 2006

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 4,547,666 |
| Interest and dividends | | 212,683 |
| Investment banking | | 3,153,333 |
| Other income | | 66,719 |
| Total revenue | | 7,980,401 |
| Expenses: | | |
| Employee compensation and benefits | | 2,279,825 |
| Management and service fees, including fee to affiliate of $2,074,541 | | 2,194,779 |
| Communications | | 213,226 |
| Clearing broker fees | | 503,433 |
| Advertising and promotion | | 139,351 |
| Occupancy and equipment | | 448,117 |
| Professional services | | 152,810 |
| Taxes other than payroll and income taxes | | 93,468 |
| Other | | 494,278 |
| Total expenses | | 6,519,287 |
| Income before income taxes | | 1,461,114 |
| Income tax expense | | 32,184 |
| Net income | $ | 1,428,930 |

See accompanying notes to financial statements.

**ORIENTAL FINANCIAL SERVICES CORP.**
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

| | | Common stock | Additional paid-in capital | Retained earnings (accumulated deficit) | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2005 | $ | 1,000 | 4,739,861 | (874,975) | 3,865,886 |
| Net income | | — | — | 1,428,930 | 1,428,930 |
| Balance at December 31, 2006 | $ | 1,000 | 4,739,861 | 553,955 | 5,294,816 |

See accompanying notes to financial statements.

**ORIENTAL FINANCIAL SERVICES CORP.**
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Cash Flows

Year ended December 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,428,930 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 142,643 |
| Changes in operating assets and liabilities: | | |
| Receivables from broker-dealers and other | | (82,051) |
| Special reserve | | 19,605 |
| Due from affiliate | | 45,104 |
| Securities owned – net | | (97,801) |
| Prepaid expenses and other assets | | (50,381) |
| Due to affiliate | | 52,396 |
| Accounts payable and accrued expenses | | 10,429 |
| Net cash provided by operating activities | | 1,468,874 |
| Cash and cash equivalents – beginning of year | | 3,210,059 |
| Cash and cash equivalents – end of year | $ | 4,678,933 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

### Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles. The following is a summary of the Company's most significant accounting policies:

#### *(a) Basis of Presentation*

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission (SEC), and the NASD.

#### *(b) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

#### *(c) Securities Transactions*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

#### *(d) Property and Equipment*

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis using estimated useful lives, which range from three to ten years.



(Continued)

*(e)* ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*(f)* ***Investment Banking Fees***

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

*(g)* ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

*(h)* ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

*(i)* ***Income Taxes***

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

*(j)* ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $4,628,933 as of December 31, 2006.

*(k)* ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



(Continued)

## (2) Securities Owned

Securities owned at December 31, 2006, carried at market value, are as follows:

| | | |
|---|---|---|
| Puerto Rico government securities | $ | 22,868 |
| Collateralized mortgage obligation | | 47,550 |
| Other equity securities | | 172,988 |
| Total | $ | 243,406 |

## (3) Clearing Agreement

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $4,839,049, which was $4,589,049 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was 0.03 to 1.

## (5) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank & Trust (the Bank), for which it is charged a management and service fee. For the year ended December 31, 2006, the Company was charged $2,074,541 by its affiliate for these services.

During the year ended December 31, 2006, the Company participated as underwriter in a private placement in which it sold notes to the Bank, its affiliate, receiving fees of approximately $452,000, included as investment banking revenue in the accompanying statement of income.



(Continued)

## (6) Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 20% to 41.5%. However, for the year ended December 31, 2006, the Company's taxable income was substantially offset by net operating loss carried forward from prior years. The deferred tax asset resulting from the net operating loss carryforward generated in prior years has been totally offset by a valuation allowance, given that it is more likely than not that such benefit will not be realized. At December 31, 2006, the Company has net operating loss carryforwards for income tax purposes of approximately $925,000, which are available to offset future taxable income, if any, through 2012.

## (7) Contingencies

In the normal course of business, the Company executes settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

Schedule I

**ORIENTAL FINANCIAL SERVICES CORP.**

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2006

**Computation of Net Capital**

| | | |
|---|---|---|
| Total stockholder's equity from statement of financial condition | $ | 5,294,816 |
| Deduct stockholder's equity not allowable for net capital | | — |
| Total stockholder's equity qualified for net capital | | 5,294,816 |
| Add: | | |
| Allowable subordinated liabilities | | — |
| Other (deductions) or allowable credits | | — |
| Total capital and allowable subordinated liabilities | | 5,294,816 |
| Deductions and/or charges: | | |
| Total nonallowable assets | | 288,365 |
| Capital charges for spot and commodity futures | | — |
| Other deductions and/or charges | | 45,000 |
| | | (333,365) |
| Other additions and/or allowable credits | | — |
| Net capital before haircuts on securities positions | | 4,961,451 |
| Haircuts on securities: | | |
| Contractual commitments | | — |
| Subordinated debt | | — |
| Exempt investment securities | | 1,448 |
| Debt securities | | 120,954 |
| Other securities | | — |
| Undue concentration | | — |
| Other | | — |
| | | (122,402) |
| Net capital | $ | 4,839,049 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio) | $ | 10,900 |
| Minimum dollar requirement | | 250,000 |
| Net capital requirement (greater of two amounts above) | | 250,000 |
| Net capital | | 4,839,049 |
| Excess net capital | | 4,589,049 |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | | 4,822,698 |

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2006, Form X-17A-5, Part II-A filing.



(Continued)

Schedule I

**ORIENTAL FINANCIAL SERVICES CORP.**

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2006

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Aggregate indebtedness from statement of financial condition | $ | 163,506 |
| Add: | | |
| Draft for immediate credit | | — |
| Market value of securities borrowed where no equivalent is paid or credited | | — |
| Other | | — |
| Total aggregate indebtedness | $ | 163,506 |
| Ratio – aggregate indebtness to net capital | | 0.03 to 1 |

**Schedule of Nonallowable Assets**

| | | |
|---|---|---|
| Receivable from broker-dealers and other | $ | 68,604 |
| Prepaid expenses and other assets | | 163,563 |
| Furniture and equipment, net | | 56,198 |
| Total nonallowable assets | $ | 288,365 |

See accompanying independent auditors' report.

## ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2006

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2006.

See accompanying independent auditors' report.

Schedule III

**ORIENTAL FINANCIAL SERVICES CORP.**

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2006

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2006.

See accompanying independent auditors' report.



**KPMG LLP**
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

## Supplemental Report on Internal Control

The Board of Directors and Stockholder
Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

Stamp No. 2155956 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.



END